Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-214279
February 8, 2018

Celgene Corporation

Pricing Term Sheet

February 8, 2018

$500,000,000 2.875% Senior Notes due 2021

$1,000,000,000 3.250% Senior Notes due 2023

$1,500,000,000 3.900% Senior Notes due 2028

$1,500,000,000 4.550% Senior Notes due 2048

Issuer:	Celgene Corporation
Expected Ratings (Moody’s / S&P)*:	Baa2 (Stable) / BBB+ (Stable)
Type of Transaction:	SEC Registered
Trade Date:	February 8, 2018
Expected Settlement Date**:	February 20, 2018 (T+7)
Title:	2.875% Senior Notes due 2021 3.250% Senior Notes due 2023 3.900% Senior Notes due 2028 4.550% Senior Notes due 2048
Principal Amount:	2021 Notes: $500,000,000 2023 Notes: $1,000,000,000 2028 Notes: $1,500,000,000 2048 Notes: $1,500,000,000
Maturity Date:	2021 Notes: February 19, 2021 2023 Notes: February 20, 2023 2028 Notes: February 20, 2028 2048 Notes: February 20, 2048
Coupon (Interest Rate):	2021 Notes: 2.875% per annum 2023 Notes: 3.250% per annum 2028 Notes: 3.900% per annum 2048 Notes: 4.550% per annum
Price to Public:	2021 Notes: 99.954% 2023 Notes: 99.758% 2028 Notes: 99.656% 2048 Notes: 99.400%
Yield to Maturity:	2021 Notes: 2.891% 2023 Notes: 3.303% 2028 Notes: 3.942% 2048 Notes: 4.587%
Benchmark Treasury:	2021 Notes: 2.000% due January 15, 2021 2023 Notes: 2.375% due January 31, 2023 2028 Notes: 2.250% due November 15, 2027 2048 Notes: 2.750% due August 15, 2047

Spread to Benchmark Treasury:	2021 Notes: + 60 basis points 2023 Notes: + 75 basis points 2028 Notes: + 110 basis points 2048 Notes: + 145 basis points
Benchmark Treasury Price and Yield:	2021 Notes: 99-05¾; 2.291% 2023 Notes: 99-05+; 2.553% 2028 Notes: 94-31+; 2.842% 2048 Notes: 92-18+; 3.137%
Interest Payment Dates:

2021 Notes: February 19 and August 19, commencing August 19, 2018

2023 Notes: February 20 and August 20, commencing August 20, 2018

2028 Notes: February 20 and August 20, commencing August 20, 2018

2048 Notes: February 20 and August 20, commencing August 20, 2018

Optional Redemption:

2021 Notes: Make-whole call at Treasury rate plus 10 basis points at any time

2023 Notes: Prior to January 20, 2023 (the date that is one month prior to the maturity date), make-whole call at Treasury rate plus 15 basis points; par call at any time on or after January 20, 2023

2028 Notes: Prior to November 20, 2027 (the date that is three months prior to the maturity date), make-whole call at Treasury rate plus 20 basis points; par call at any time on or after November 20, 2028

2048 Notes: Prior to August 20, 2047 (the date that is six months prior to the maturity date), make-whole call at Treasury rate plus 25 basis points; par call at any time on or after August 20, 2048

Special Mandatory Redemption:

If the Juno acquisition has not closed by November 20, 2018 or if an Acquisition Termination Event (as defined below) occurs, we will be required to redeem the notes, in whole but not in part, at a redemption price equal to 101% of the aggregate principal amount of such notes, plus accrued and unpaid interest on such notes to the date of redemption. An “Acquisition Termination Event” means either (1) the termination of the agreement and plan of merger with Juno or (2) we determine in our reasonable judgment that the Juno acquisition will not occur.

CUSIP / ISIN:	2021 Notes: 151020 BC7 / US151020BC77 2023 Notes: 151020 BA1 / US151020BA12 2028 Notes: 151020 BB9 / US151020BB94 2048 Notes: 151020 AZ7 / US151020AZ71

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated HSBC Securities (USA) Inc.
Senior Co-Managers:	MUFG Securities Americas Inc. Standard Chartered Bank
Co-Managers:	PNC Capital Markets LLC U.S. Bancorp Investments, Inc.
Junior Co-Managers:	Academy Securities, Inc. CastleOak Securities, L.P. Drexel Hamilton, LLC

*Note: A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

**Note: We expect that delivery of the notes will be made against payment therefor on or about February 20, 2018, which will be the seventh business day following the date of the pricing of the notes (such settlement being referred to as “T+7”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their own advisors.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement and other documents the issuer has filed with the SEC and incorporated by reference in the prospectus and prospectus supplement for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Deutsche Bank Securities Inc. at 1-800-503-4611, J.P. Morgan Securities LLC at 1-866-803-9204 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Celgene Corporation on February 8, 2018 relating to its prospectus dated October 27, 2016.

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